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July 21, 2010

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 20, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009.  Reference is made to the Company’s letter filed with the SEC on June 21, 2010, which responded to the comments made by the Staff in its letter dated May 28, 2010 and to the Company’s letter filed with the SEC on May 14, 2010, which responded to the comments made by the Staff in its letter dated April 13, 2010.  For purposes of this letter, the Company refers to its Form 10-Q for the quarter ended June 30, 2010 as its “Second Quarter Form 10-Q”.  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

The Loss of Key Personnel, Including Talent, Could Disrupt…and Adversely Affect Its Revenues, page I-30

1.  We note your response to comment two from our letter dated April 13, 2010.  Please clarify whether your Board has a written succession plan with respect to the Chairman of the Board and confirm that you will disclose your response to our comments in your future filings.
In response to the Staff’s Comment, in future filings, the Company will include the following disclosure beginning with its Form 10-K for the fiscal year ended December 31, 2010 (in the “Risk Factors” section of that filing) and then in its 2011 Proxy Statement (in the “CBS Corporation’s Board of Directors” section of that filing).

“While the Company does not maintain a written succession plan with respect to the Chairman of the Board, in accordance with the Company’s Corporate Governance Guidelines, the non-management directors of the CBS Board consider annually succession planning for the Chairman.”

Critical Accounting Policies
Impairment of Goodwill and Intangible Assets, page II-31

2.  We note your response to comment one from our letter dated May 28, 2010 and your proposed disclosure. Please expand your disclosure to address the significant contingencies or developments that may be unique in the larger markets that face impairment risk, and/ or that may be common to most of these markets.

In response to the Staff’s Comment, in future filings, beginning with the Second Quarter Form 10-Q, the Company will further expand its disclosure in the Critical Accounting Policies section of its MD&A, as set forth below.

For the convenience of the Staff, the revised disclosures in the Critical Accounting Policies section have been compared to the disclosure proposed in the Company’s response letter dated June 21, 2010, and excludes the table that lists the FCC licenses by unit of accounting.

“Critical Accounting Policies

Impairment of Goodwill and Intangible Assets

FCC licenses are tested for impairment at the geographic market level by comparing the fair value of the intangible asset by geographic market with its book value.  The Company considers each geographic market, which is comprised of all of the Company’s radio or television stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use. The estimated fair value of each FCC license is computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process.  The Greenfield Method adds the present value of the estimated annual cash flows of the start-up station over a projection period to the residual value at the end of the projection period.  The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up station’s operating costs and capital expenditures, and a three-year build-up period for the start-up station to reach a normalized state of operations, which reflects the point at which it achieves an average market share.  In order to estimate the revenues of a start-up station, the total market advertising revenue in the subject market is estimated based on recent industry projections.  Operating costs and capital expenditures are similarly estimated based on industry-average data.  The residual value is calculated using a perpetual nominal growth rate, which is based on projected long-range inflation in the United States and long-term industry projections.  The discount rate is determined based on the average of the weighted average cost of capital of comparable entities in the broadcast industry.

The discount rates and perpetual nominal growth rates used for each radio and television station are as follows:

	Discount Rate	Perpetual Nominal Growth Rate
Television stations	8.5%	2.5%
Radio stations	8.5%	2.0%

The assumptions used in determining fair values of the FCC licenses require management to make significant judgments.  Certain events and circumstances, including deterioration of market conditions, higher cost of capital or a decline in the local radio or television advertising markets, could result in changes to these assumptions and judgments.  The estimated fair values of the FCC licenses are highly dependent on the assumptions of future economic conditions in the individual geographic markets in which the Company owns and operates television and radio stations. Deterioration in the economic conditions or a change in population size of any individual geographic market could adversely impact advertisers’ ability or willingness to purchase advertising on the radio and television stations in that market. Advertising expenditures by companies in certain industries, including automotive, entertainment and retail, have historically represented a significant portion of the local radio and television advertising revenues in all geographic markets.  As a result, a decrease in spending by advertisers in these categories or adverse economic conditions, particularly in larger markets such as New York, Los Angeles, Chicago and San Francisco, where the Company holds FCC licenses with substantial carrying values, could have a significant impact on the fair value of FCC licenses.

During 2009, a weakened radio advertising marketplace negatively impacted the fair value of FCC licenses in certain radio markets and resulted in impairments in 16 radio markets, which reduced the carrying value~~s~~ of the FCC licenses in these markets to their respective estimated fair value~~s during the fourth quarter of 2009~~, which was $1.85 billion in the aggregate at December 31, 2009.  At December 31, 2009, three of the radio markets, which had an aggregate carrying value of FCC licenses of $640.7 million, were each within 5% of their respective estimated fair value, and one radio market, which had an aggregate carrying value of FCC licenses of $175.2 million, was within 7% of its estimated fair value.  Four television markets, which had an aggregate carrying value of FCC licenses of $496.2 million, were each within 5% of their respective estimated fair value.  In each of the remaining radio and television markets, the estimated fair value of FCC licenses was in excess of the respective carrying values at December 31, 2009 by more than 10%.  Further downward revision in the present value of future cash flows could result in additional impairments and a non-cash charge would be required.  Such a charge could have a material effect on the Company’s consolidated statement of operations and consolidated balance sheet.”

***

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Joseph R. Ianniello, Executive Vice President and Chief Financial Officer
Louis J. Briskman, Executive Vice President and General Counsel
Thomas S. Shilen, Jr., Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Robert Conklin, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission